KOKO LTD.
6411 South Auer Street
Spokane, Washington   99223
(509) 991-5761

June 23, 2009

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Celeste M. Murphy
Legal Branch Chief

RE:	Koko Ltd.
Form S-1 Registration Statement
SEC File 333-157878

Dear Ms. Murphy,

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Koko Ltd. (the "Company") requests acceleration of the effective date of its Form S-1 Registration Statement to Thursday, June 25, 2009, at 4:00 p.m., E.D.T., or as soon thereafter as practicable.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and,

*
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Koko Ltd.
Form S-1 Registration Statement
SEC File 333-157878
June 23, 2009
Page 2

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

KOKO LTD.

BY:	GREG RUFF
Greg Ruff, President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary, Treasurer and sole member of the Board of Directors cc: Conrad C. Lysiak